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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2020 (MM/DD/YY) AND ENDING 06/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Confidential Management Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 W. Big Beaver, Suite 320
(No. and Street)

Troy (City) Michigan (State) 48084 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig M. Adams 248-540-7511
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA
(Name – *if individual, state last, first, middle name*)

174 Coldbrook Ct. (Address) Lafayette (City) Indiana (State) 47909 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig M. Adams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Confidential Management Financial Services, Inc., as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kathryn Maurer
NOTARY PUBLIC
COUNTY OF OAKLAND
My Commission Expires
February 23, 2025
Acting in the County of Oakland
STATE OF MICHIGAN

Signature

Vice President, CCO, COO, PFO, POO

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Confidential Management Financial Services, Inc.

Report on Audit of Financial Statements

June 30, 2021

THOMAS FAUST, CPA
Certified Public Accountant

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

[redacted]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Confidential Management Financial Services, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Confidential Management Financial Services, Inc., as of June 30, 2021, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Confidential Management Financial Services, Inc. as of June 30, 2021 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Confidential Management Financial Services, Inc.'s management. My responsibility is to express an opinion on Confidential Management Financial Services, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Confidential Management Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Confidential Management Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Confidential Management Financial Services, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
August 9, 2021

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2021

ASSETS

ASSETS		
Cash	$	20,305
Commissions receivable		21,722
TOTAL ASSETS		42,027

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Commissions payable		20,456
Income tax payable		600
TOTAL LIABILITIES		21,056
STOCKHOLDERS' EQUITY		
Common stock (50,000 shares authorized, 10,000 shares issued and outstanding)		10,000
Retained earnings		10,971
TOTAL STOCKHOLDERS' EQUITY		20,971
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	42,027

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.
CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2021

REVENUE		
Commissions and 12b-1 fees	$	90,380
Interest income		2
TOTAL REVENUE		90,382
EXPENSES		
Commissions		82,349
Regulatory fees and expenses		4,663
Other		-
TOTAL EXPENSES		87,012
Net income before income taxes		3,370
Income taxes		288
NET INCOME	$	3,082

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.
CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2021

	Common Stock	Retained Earnings	Total Stockholders' Equity
BALANCE AT THE BEGINNING OF THE YEAR	$ 10,000	$ 7,889	$ 17,889
Net Income		3,082	3,082
Stockholders' distributions	-	-	-
BALANCE AT THE END OF THE YEAR	$ 10,000	$ 10,971	$ 20,971

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	3,082
Adjustments to reconcile net income to net cash provided by		
Operating activities:		
(Increase) decrease in operating assets:		
Commissions Receivable		(8,111)
Increase (decrease) in operating liabilities:		
Commissions payable		6,127
Income tax payable		229
Net Cash Provided by Operating Activities		1,327
NET INCREASE IN CASH		1,327
CASH AT BEGINNING OF YEAR		18,978
CASH AT END OF YEAR	$	20,305

SUPPLEMENTAL CASH FLOW DISCLOSURES

Cash paid during the year for:		
Income taxes	$	120
Interest	$	-

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— Confidential Management Financial Services, Inc. (the Firm) was incorporated in Michigan on June 22, 1983. The Firm is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC). The Firm is a non-carrying $5,000 securities broker and dealer.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. The Firm had a certificate of deposit in the amount of $7,000 at June 30, 2021.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, balances in these accounts may be exceed FDIC insured limits. The Firm did not have accounts in excess of insured limits at June 30, 2021.

e. Accounts Receivable— Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Advertising - The Firm's advertising costs are expensed as incurred. There were no advertising costs incurred during the year.

g. Revenue Recognition—The Firm's revenue consists of 12b-1 fees from mutual funds, annuities and other insurance-based products and are recognized and recorded as earned on trade date.

   In May 2014 FASB issued ASU 2014-09, "Revenue from Contracts with Customers Topic 606" which superseded nearly all existing revenue recognition guidance under generally accepted accounting principles. The firm has revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement:

   Identify the contract with the customer
   Identify the performance obligation
   Determine the transaction price
   Allocate the transaction price to the performance obligation
   Recognize revenue when the performance obligation is met

NOTE 2: ACCOUNT RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. At June 30, 2021 there were commissions receivable of $21,722.

The payable to brokers are commissions due to the brokers. At June 30, 2021, there were commissions payable of $20,456.

NOTE 3: EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provision of paragraph (k) (1) "limited business (mutual funds and /or variable annuities only". During the year ended June 30, 2021 there were no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provision, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 4: RELATED PARTY TRANSACTIONS

The Firm has an expense sharing agreement with an affiliated entity, which is related by common ownership. Under the terms of the agreement, the affiliated entity has agreed to make available certain facilities and provide for performance of certain administrative and clerical services as well as pay for certain general and administrative expenses that are incurred by the Firm. Total administrative and operational fees under this agreement were $13,800.

The agreement was entered into on February 28th of 2017and remains in effect from the date of execution and shall continue until modified to reflect changes in regulatory requirements and/or changes in the expense allocation schedule which is reviewed annually. The last review date was January 29th of 2021.

NOTE 5: INCOME TAX EXPENSE

The Firm is a C Corporation for tax purposes. The Firm records its federal and state income tax liabilities and expenses in accordance with Financial accounting Standards Board Statement #9. Deferred amounts are recorded for any material temporary differences between tax and financial reporting methods.

Accounting principles generally accepted in the United State of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for 2021.

The firm's federal and state income tax returns for 2018 through 2021 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 6: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 7: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At June 30, 2021, net capital as defined by the rules, equaled $20,971 The ratio of aggregate indebtedness to net capital was 100.41%. Net capital in excess of the minimum required was $15,971.

NOTE 8: RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

There were no material reconciling differences between net capital in the most recently filed June 30, 2021 unaudited FOCUS and in the audited Schedule I the Computation of Net Capital under Rule 15c3-1.

NOTE 9: POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Firm as the Firm qualified for exemption under Rule 15c3-3 (k) (1).

NOTE 10: COMMITMENTS AND CONTINGENCIES

Management has evaluated possible commitments and contingencies at June 30, 2021. They concluded that there were no commitments or contingencies that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

NOTE 11: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended June 30, 2021. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 12: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the report of the independent registered accounting firm on the financial statements which is the date they were was available to be issued. Management has concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statements.

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

AS OF JUNE 30, 2021

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	20,971
less nonallowable assets from Statement of Financial Condition		-
Net capital before haircuts on securities positions		20,971
Haircuts on securities		-
Net Capital	$	20,971
Aggregate Indebtedness	$	21,056
Net capital required based on aggregate indebtedness (6-2/3%)		1,404
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement of reporting broker or dealer		5,000
Excess Net Capital	$	15,971
COMPUTATION OF AGGREGATE REQUIREMENTS		
(A) - 10% of total aggreate indebteness		2,105
(B) - 120% of minimum net capital requirement		6,000
Net Capital less the greater of (A) or (B)	$	14,971
Percentage of Aggregate Indebtedness to Net Capital		100.41%

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3
AS OF JUNE 30, 2021

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

Confidential Mangement Financial Services, Inc. is exempt from Rule 15c3-3
under the provisions of the Rule 15c3-3 (k)(1).

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
SCHEDULE III: INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF JUNE 30, 2021

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Confidential Mangement Financial Services, Inc. is exempt from Rule 15c3-3
under the provisions of the Rule 15c3-3 (k)(1).

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

[redacted]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Confidential Management Financial Services, Inc.

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which (1) Confidential Management Financial Services, Inc., identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Confidential Management Financial Services, Inc. claimed an exemption from 17 C.F.R. §2 4 0.15c3-3:(k) (1), and (2) Confidential Management Financial Services, Inc. stated that Confidential Management Financial Services, Inc. has met this identified exemption provision throughout the most recent fiscal year without exception. Confidential Management Financial Services, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
August 9, 2021

CMFS CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

Date: 15 July 2021

To: All interested parties

From: Craig M. Adams, Vice President, CCO

Re: SEC Rule 15c3-3 exemption

Confidential Management Financial Services, Inc. ("CMFS") is a registered broker- dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240. 17a-5 (d)(4). To the best of its knowledge and belief, CMFS states the following:

- CMFS claimed an exemption from 17 C.F.R. § 240. 15c3-3 under the provision of 17 C.F.R. § 240. 15c3-3 (k)(l).
- CMFS met the identified exemption provisions in 17 C.F.R. § 240. 15c3-3(k)(l) throughout the most recent fiscal year without exception.

Confidential Management Services, Inc.

Craig M. Adams, Vice President, CCO

1700 West Big Beaver Road, Suite 320 - Troy, Michigan 48084
Phone: 248.540.7511 - Fax: 248.540.9261
www.confidentialmgt.com

SHARESPOST FINANCIAL CORPORATION

STATEMENT OF FINANCIAL CONDITION (UNAUDITED) AS OF
JUNE 30, 2021

SharesPost Financial Corporation
Statement of Financial Condition
June 30, 2021
(Unaudited)

Assets

Cash	$ 29,830,287
Cash segregated and on deposit for regulatory purposes (See Note 9)	258,075
Commissions receivable -net (See Note 4)	1,732,295
Internally developed software-net (See Note 6)	3,273,965
Other assets	250,658
Total Assets	$ 35,345,280

Liabilities and Shareholder's Equity

Liabilities:	
Accrued bonus compensation (See Note 7)	$ 9,689,547
Payable to brokerage clients	73
Deferred revenue	302,623
Accrued expenses and other liabilities	633,940
Due to affiliates	1,144,090
Total Liabilities	11,770,273
Shareholder's equity:	
Common stock, 20,000,000 shares of $0.001 par value authorized and 105,000 shares issued and outstanding	105
Additional paid-in capital	4,690,920
Retained Earnings	18,883,982
Total Shareholder's Equity	23,575,007
Total Liabilities and Shareholder's Equity	$ 35,345,280

See Accompanying Notes to the Financial Statements

SharesPost Financial Corporation
Notes to Financial Statements
June 30, 2021
(Unaudited)

1. ORGANIZATION AND NATURE OF OPERATIONS

SharesPost Financial Corporation (the "**Company**"), is a wholly-owned subsidiary of SharesPost, Inc. (the "**Parent**") who is a wholly-owned subsidiary of Forge Global Inc.("**Forge**") due to the merger of the Parent and Forge in November 2020. The Company is registered with the Securities and Exchange Commission ("**SEC**") as a securities broker-dealer and an alternative trading system ("**ATS**") and is a member of the Financial Industry Regulatory Authority, Inc. ("**FINRA**"). The Company primarily operates as a broker-dealer in private securities transactions.

2. BASIS OF PRESENTATION, FINANCIAL STATEMENT DESCRIPTIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation—These financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates—The preparation of the financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period presented. These estimates are based on information available as of the date of the financial statements; therefore, actual amounts may differ from these estimates.

Cash—The Company maintains its cash in bank deposit accounts with commercial banks and financial institutions which at times exceed federally insured limits. The Company has not experienced any losses in such accounts.

Cash segregated and on deposit for regulatory purposes —Pursuant to applicable regulations, client cash balances are segregated into accounts maintained for the exclusive benefit of clients.

Fair Value Measurements—The Company measures the fair value of its assets and liabilities for financial reporting or disclosure purposes using methods and assumptions that are appropriate in the circumstances. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant.

Accordingly, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible by the Company.

Level 2—Quoted prices for similar assets and liabilities in an active market, quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3—Unobservable inputs that are significant to the fair value of the assets or liabilities. The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the assets or liability.

Transfers between levels of the fair value hierarchy are recognized at the beginning of the reporting period. There were no transfers between levels during the period ended June 30, 2021.

Internally Developed Software—Net—Capitalized internally developed software is stated at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives of the assets of 4 years. The Company capitalizes the development of its back-office and client facing technologies in accordance with *ASC 350-40, Internal Use Software*. The Company internally develops and capitalizes costs incurred in the application development stage. Training, maintenance, repairs and minor replacements are charged to expense when incurred.

Goodwill and Other Intangibles—Goodwill was acquired through the purchase of a broker-dealer, which was later renamed to SharesPost Financial Corporation, and is recorded in other assets on the balance sheet at $55,000.

The Company evaluates goodwill for impairment on an annual basis and in periods when events or changes indicate the carrying value may not be recoverable. For the year ended December 31, 2020, the Company elected to perform a qualitative analysis to determine whether it was more likely than not that the fair value of its equity was less than the carrying value. As a result of this assessment, the Company determined that it was not necessary to perform a quantitative impairment test and concluded that its goodwill was not impaired as of December 31, 2020.

3. NEW ACCOUNTING STANDARDS

The Company did not adopt any material new accounting standards during the six months ended June 30, 2021. In addition, there are no new accounting standards not yet adopted that are material to the Company as of June 30, 2021.

4. COMMISSIONS RECEIVABLE

On June 30, 2021, the Company had $1,732,295 in net commission receivables with respect to completed transactions in private company shares due from transacting parties.

The Company uses delinquency status of receivables from clients and clearing organizations and records an allowance for doubtful accounts, as needed. The allowance for doubtful accounts was $113,729 as of June 30, 2021.

5. RELATED PARTY TRANSACTIONS

The Company is party to a services agreement with the Parent and Forge effective February 2017 and November 2020 respectively (the "Services Agreements"). The Services Agreements allow the Parent and Forge to provide certain services to the Company and allocate certain direct expenses to the Company.

Under the Services Agreements, the Parent and Forge allocate to the Company a pro-rata amount of compensation and benefits of Parent and Forge personnel performing functions in support of the Company. All personnel are employees of the Parent. The Company also is allocated from the Parent costs related to occupancy, including rent, technology, and communication as well as expenses related to professional services received. The pro-rata allocation of these costs is based on an estimated amount of the use of such services by the Company, which is reviewed by management at least annually.

The Forge had adopted a stock option plan under which it grants to its employees, including those employees which are shared with the Company under the Services Agreement, options to purchase Forge's stock. None of the option awards granted or the related expenses of Forge are allocated to the Company as the parties to the Services Agreement agree that awards are granted for the individual's support of Forge's long term strategic goals, profitability, and growth, regardless of the individual's role within the organization. The equity awards are treated in this manner as they are indirect expenses of the Company.

The Company also has a Commission Sharing Agreement with an affiliated entity with respect to the purchase of private company shares.

6. INTERNALLY DEVELOPED SOFTWARE-NET

The Company provides private company information, valuation tools and curated content to its clients online. The cost the Company incurs to develop the valuation tools, the investment workflows and to display the content are capitalized and amortized over their expected useful life, which the Company has estimated to be four years. On June 30, 2021, the Company had $3,273,965 in unamortized internally developed software.

	June 30, 2021
Beginning balance	$ 3,209,897
Additions	716,804
Disposals	-
Amortization	(652,736)
Ending balance	$ 3,273,965

7. ACCRUED BONUS COMPENSATION

The Company has a compensation plan for its registered representatives by which such registered representatives earn a bonus on a quarterly basis equal to a percentage of commissions and placement fee revenues in excess of certain thresholds and less certain costs. The Company had an accrued bonus pool with respect to this compensation plan on June 30, 2021 of $9,509,585.

The Company has a compensation plan for employees, other than registered representatives, by which such employees earn an annual discretionary bonus based upon individual and Company performance metrics as determined by management and subject to approval by the Board of Directors. The Company had an accrued bonus pool with respect to this compensation plan on June 30, 2021 of $179,962.

8. FAIR VALUE OF ASSETS AND LIABILITIES

Financial instruments include cash, segregated cash, commissions receivable, payable to brokerage clients, accrued expenses and other assets and liabilities. The carrying amount of each of these instruments approximates its fair value due to the short-term nature and liquidity of the instruments.

The following table presents the carrying values and estimated fair values at June 30, 2021 of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets					
Cash	$ 29,830,287	$ -	$ 29,830,287	$ -	$ 29,830,287
Cash segregated and on deposit for regulatory purposes	258,075	-	$ 258,075	-	258,075
Commissions receivable -net (See Note 4)	1,732,295	-	$ 1,732,295	-	1,732,295
Other assets	195,658	-	$ 195,658	-	195,658
Total Assets	$ 32,016,315	$ -	$ 32,016,315	$ -	$ 32,016,315
Liabilities					
Accrued bonus compensation (See Note 7)	$ 9,689,547	$ -	$ 9,689,547	$ -	$ 9,689,547
Payable to brokerage clients	73	-	$ 73	-	73
Deferred revenue	302,623	-	$ 302,623	-	302,623
Accrued expenses and other liabilities	633,940	-	$ 633,940	-	633,940
Due to affiliates	1,144,090	-	$ 1,144,090	-	1,144,090
Total Liabilities	$ 11,770,273	$ -	$ 11,770,272	$ -	$ 11,770,272

9. REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under the Rule, the Company may not repay subordinated borrowings if such payment would result in net capital amount of less than 120 percent of the minimum dollar amount required. At June 30, 2021, the Company had net capital of $18,161,589, which was $17,475,095 in excess of its required net capital of $686,494. The Company's aggregate indebtedness to net capital ratio was .5670 to 1.

The Company is also subject to the SEC Customer Protection Rule (SEC Rule 15c3-3), which requires the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. Amounts included in cash segregated and on deposit for regulatory purposes represent cash required to be segregated for regulatory purposes at June 30, 2021 totaled $252,577.

10. CONTINGENCIES AND OTHER REGULATORY MATTERS

Legal Matters—The Company reviews its legal and regulatory inquiries on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at its best estimate when it assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company monitors these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate. Although occasional adverse decisions or settlements may occur, The Company believes that the final disposition of such matters will not have a material adverse effect on the Company's consolidated financial statements.

Regulatory Matters—The Company operates as a SEC registered securities broker-dealer and FINRA member. Accordingly, the Company is subject to periodic regulatory examinations and inspections. Compliance and private company transaction issues that are reported to regulators, such as FINRA and the SEC, by dissatisfied clients or others are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by clients or disciplinary action being taken against the Company or its employees by regulators. Any such claims or disciplinary actions that are decided against the Company could have a material impact on the financial results of the Company or any of its subsidiaries.

11. SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to June 30, 2021, through the date the statement of financial condition was issued.

Subsequent to June 30, 2021 the Company paid a dividend $6,500,000 to the Parent.

In March 2021 the Company received regulatory approval to merge with its affiliate, Forge Markets LLC. Effective August 8, 2021, the combined company began operating as a single broker-dealer, Forge Securities LLC.

There have been no other material subsequent events that have occurred during such period that would require disclosure or would be required to be recognized.